                                   FORM 10-Q


                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.,  20549



Mark One

[X] Quarterly report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 1995.

[  ]     Transition report pursuant to section 13 or 15(d) of the Securities
         Exchange Act of 1934 for the Transition period from ________________ to
         ______________.

Commission file number 33-1983


                           SURETY CAPITAL CORPORATION
             (Exact name of registrant as specified in its CHARTER)



           DELAWARE                                       75-2065607
(State or other jurisdiction of             (IRS Employer Identification Number)
incorporation or organization)


            1845 PRECINCT LINE ROAD, SUITE 100, HURST, TEXAS  76054
                    (Address of principal executive offices)


                                 (817) 498-2749
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant (1) has all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


Yes   x    No
     ---      ---

Common stock outstanding on April 27, 1995, 3,040,829 shares

                           SURETY CAPITAL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                      March 31, 1995 and December 31, 1994
                                  (Unaudited)

                                     ASSETS

                                                                 March 31,          December 31,
                                                                    1995               1994
                                                                ------------       ------------
Assets:
  Cash and due from banks                                        $ 4,624,543        $ 3,929,360
  Federal funds sold                                               6,730,000          7,265,000
                                                                ------------       ------------

     Cash and cash equivalents                                    11,354,543         11,194,360

  Interest bearing deposits in financial institutions              1,428,355          1,524,188
  Investment securities                                           14,430,605         19,504,254
  Net loans                                                       67,459,955         63,965,402
  Premises and equipment, net                                      2,341,530          2,393,601
  Accrued interest receivable                                        576,366            623,737
  Other real estate and repossessed assets                            73,836            121,359
  Net deferred tax asset                                             112,485            135,774
  Other assets                                                       396,221            316,117
  Excess of cost over fair value of net assets
    acquired, net of accumulated amortization
    of $202,502 and $175,240 at March 31, 1995
    and December 31, 1994, respectively                            2,488,257          2,515,519
                                                                ------------       ------------

     Total assets                                               $100,662,153       $102,294,311
                                                                ============       ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Demand deposits                                                $12,040,515        $12,191,183
  Savings, NOW and money markets                                  28,643,576         29,875,481
  Time deposits, $100,000 and over                                16,474,951          7,942,882
  Other time deposits                                             32,958,469         42,017,576
                                                                ------------       ------------

     Total deposits                                               90,117,511         92,027,122

Note payable                                                       1,750,000          1,750,000
Accrued interest payable and other liabilities                       470,550            451,508
                                                                ------------       ------------

     Total liabilities                                            92,338,061         94,228,630

Commitments and contingent liabilities (Note 1)

Shareholders' equity:
  Common stock, $.01 par value, 20,000,000 shares authorized,
   3,040,829 and 2,373,429 shares issued and outstanding at
   March 31, 1995 and December 31, 1994, respectively                 30,408             30,408
   Additional paid-in capital                                      8,113,214          8,113,214
   Surplus/(Deficit)                                                 135,262            (75,102)
   Unrealized gain on available-for-sale securities                   45,208             (2,839)
                                                                ------------       ------------

     Total shareholders' equity                                    8,324,092          8,065,681
                                                                ------------       ------------

   Total liabilities and shareholders' equity                   $100,662,153       $102,294,311
                                                                ============       ============






                  The accompanying notes are an integral part
                   of the consolidated financial statements.
                                       2

                           SURETY CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               for the three months ended March 31, 1995 and 1994
                                  (Unaudited)


                                                             Three Months           Three Months
                                                                Ended                   Ended
                                                               March 31,              March 31,
                                                                 1995                   1994
                                                             ------------           -------------
Interest income:
  Commercial and real estate loans                           $  903,848             $   273,972
  Consumer loans                                                255,089                 250,054
  Insurance premium financing                                   648,178                 477,610
  Federal funds sold                                            153,358                  24,582
  Investment securities                                         249,860                 106,085
  Other interest income                                                                  12,012
                                                             ----------             -----------

  Total interest income                                       2,210,333               1,144,315
                                                             ----------             -----------

Interest expense:
  Savings, NOW and money markets                                189,831                  93,253
  Time deposits, $100,000 and over                              192,591                  52,873
  Other time deposits                                           348,654                 126,854
  Other interest expense                                         50,055
                                                             ----------             -----------
  Total interest expense                                        781,131                 272,980
                                                             ----------             -----------

  Net interest income before provision                        1,429,202                 871,335
  for loan losses

Provision for loan losses                                        45,000                  28,552
                                                             ----------             -----------

  Net interest income                                         1,384,202                 842,783
                                                             ----------             -----------

Noninterest income                                              368,292                 250,417
                                                             ----------             -----------

Noninterest expense:
  Salaries and employee benefits                                707,219                 493,246
  Occupancy and equipment                                       218,687                 141,153
  General and administrative                                    515,355                 343,469
                                                             ----------             -----------

     Total noninterest expense                                1,441,261                 977,868
                                                             ----------             -----------

       Income before income taxes                               311,233                 115,332
Income tax expense:
  Current                                                       100,869                   2,500
  Deferred
                                                             ----------             -----------

       Net income                                            $  210,364             $   112,832
                                                             ==========             ===========
Net income per share of common stock                         $     0.07             $      0.05
                                                             ==========             ===========
Weighted average shares outstanding                           3,113,483               2,373,429
                                                             ==========             ===========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.
                                       3

                           SURETY CAPITAL CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 for the three months ended March 31, 1995 and
                        the year ended December 31, 1994
                                  (Unaudited)




                                                                                              Unrealized
                                         Common Stock                                           Loss on
                                     --------------------     Additional                     Available-
                                                     Par        Paid-in         Accumulated    for-Sale       Total
                                       Shares       Value       Capital           Deficit     Securities      Equity
                                     ---------    -------     ----------       ------------   ----------   ----------
Balance at 12/31/93                  2,273,487    $22,734     $5,806,116       $(547,862)                  $5,280,988
                                     ---------    -------     ----------       ---------                   ----------

Sale of common stock                   767,342      7,674      2,307,098                                    2,314,772

Net income                                                                       472,760                      472,760

Unrealized loss on available-
  for-sale securities, net
  of income taxes                                                                             $(2,839)         (2,839)
                                     ---------    -------     ----------       ---------      -------      ----------

Balance at 12/31/94                  3,040,829     30,408      8,113,214         (75,102)      (2,839)      8,065,681
                                     ---------    -------     ----------       ---------      -------      ----------

Net income                                                                       210,364                      210,364

Net of tax:
  Unrealized gain
  on AFS, net of
  income taxes                                                                                 48,047          48,047
                                     ---------    -------     ----------       ---------      -------      ----------

Balance at 3/31/95                   3,040,829    $30,408     $8,113,214        $135,262      $45,208      $8,324,092
                                     =========    =======     ==========        ========      =======      ==========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.
                                       4

                           SURETY CAPITAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               for the three months ended March 31, 1995 and 1994
                                  (Unaudited)


                                                                                    Three Months          Three Months
                                                                                       Ended                 Ended
                                                                                      March 31,             March 31,
                                                                                        1995                  1994
                                                                                   -------------          -----------
Cash flows from operating activities:
  Net income                                                                       $    210,364           $   112,832
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                                                          45,000                28,552
      Depreciation and amortization                                                     143,960                80,495
      Gain on sale or disposal of assets
      Gain on sale of investment securities                                                 100
      Net change in other assets                                                         62,837               (31,686)
      Net change in deferred tax asset                                                   19,042
      Net increase/(decrease)  in accrued interest
        payable and other liabilities                                                    23,289                (8,989)
                                                                                   ------------           -----------

        Net cash provided by operating activities                                       504,592               181,204
                                                                                   ------------           -----------

Cash flows from investing activities:
  Proceeds from sale of AFS securities                                                4,736,538
  Proceeds from the maturity of held-to maturity
    securities and interest bearing deposits                                          1,210,085             1,115,679
  Proceeds from maturity of available-for-sale securities                               204,832
  Purchase of premises and equipment                                                   ( 64,627)             (100,947)
  Net increase in loans                                                              (1,769,254)           (5,349,023)
  Purchase of held-to-maturity securities
  Purchase of available-for-sale securities                                            (982,073)
  Payments received on purchased medical claims receivable                            3,169,910             3,170,167
  Purchases of medical claims receivable                                             (4,940,209)           (1,440,691)
                                                                                   ------------           -----------

        Net cash provided by (used in) investing activities                           1,565,202            (2,604,815)
                                                                                   ------------           -----------

Cash flows from financing activities:
  Net change in deposit                                                              (1,909,611)             776,330
  Proceeds from the sale of common stock                                                                     405,001
                                                                                   ------------           -----------

        Net cash provided by (used in) financing activities                          (1,909,611)           1,181,331
                                                                                   ------------           -----------

Net increase (decrease) in cash                                                         160,183            (1,242,280)

Beginning cash and cash equivalents                                                  11,194,360             6,886,487
                                                                                   ------------           -----------

Ending cash and cash equivalents                                                   $ 11,354,543           $ 5,644,207
                                                                                   ============           ===========
Supplemental disclosure:
  Cash paid during the period for interest                                         $    761,871           $   280,108
                                                                                   ============           ===========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.
                                       5

                           SURETY CAPITAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       Basis of Presentation:

         The condensed financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-K. In the opinion of the Company, all adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company as of March 31, 1995, and the results of its operations and its cash flows for the indicated periods have been included. The results of operations for such interim period are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 1995.

2.       Acquisitions:

         THE FARMERS GUARANTY STATE BANK OF KENNARD

         On February 4, 1994, Surety Capital Corporation's subsidiary Surety Bank, National Association ("Surety Bank") entered into an agreement for the merger of The Farmers Guaranty State Bank of Kennard, a Texas banking association located in Kennard, Texas, with and into Surety Bank. The merger was consummated effective as of the close of business on May 31, 1994. Pursuant to the merger, Surety Bank paid $1,200,000 to the shareholders of The Farmers Guaranty State Bank of Kennard. The purchase price was based on the book value of The Farmers Guaranty State Bank of Kennard as of May 31, 1994.

         Pursuant to the merger agreement, Surety Bank purchased all of the assets and assumed all of the obligations of The Farmers Guaranty State Bank of Kennard. Surety Bank internally financed the acquisition through the use of working capital, and did not borrow funds for any portion of the purchase price.

         The acquisition has been accounted for as a purchase in the accompanying consolidated financial statements. The assets and liabilities of the acquired Bank have been recorded at their fair values as of May 31, 1994.

         The consolidated results of operations include the operations of the acquired Bank subsequent to June 1, 1994. The unaudited information for the three months ended March 31, 1995 and the unaudited pro forma information for the three months ended March 31, 1994 presented below, reflects the acquisition of the Bank, as if it had been acquired as of January 1, 1994. Pro forma adjustments consisting of provision for income taxes have been made to properly reflect the unaudited pro forma information.


         Balance Sheet Data:                                      1995               1994
                                                           -----------        -----------
            Interest income                                $ 2,210,333        $ 1,383,319
            Net income                                         210,364            132,987
            Net income per share of common stock                $ 0.07             $ 0.06

                          SURETY CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



2.       Acquisitions continued:

         FIRST NATIONAL BANK

         On May 24, 1994, the Bank entered into an agreement for the merger of the First National Bank, a national banking association located in Whitesboro, Texas, with and into Surety Bank. The merger was consummated effective as of the close of business on December 8, 1994. Pursuant to the merger, the Bank paid $6,000,000 to the shareholders of the First National Bank in exchange for all of the issued and outstanding shares of common stock of the First National Bank. The purchase price of $30.00 per share was based on approximately 150% of the book value of the First National Bank as of December 31, 1993. As a result of the earnings of the First National Bank during the fiscal year 1994, the purchase price of $30.00 per share represented approximately 130% of the book value of the First National Bank as of the date of consummation of the merger.

         In connection with the merger, the Bank purchased all of the assets and assumed all of the obligations of the First National Bank. To finance the merger, the Bank received a $4,000,000 capital contribution from the Company. The Company raised $2,169,050 under a limited offering of its shares of common stock, pursuant to which it sold 667,400 shares of common stock at $3.25 per share and the Company obtained a $1,750,000, 90-day note payable to Overton Bank and Trust, N.A. ("Overton Bank"). The note bears interest at two percent (2%) above Overton Banks prime rate of interest (9%) at March 31, 1995, with principal and interest due at maturity. The Company also signed an agreement extending the maturity of the short term note to June 7, 1995.

         The acquisition has been accounted for as a purchase in the accompanying consolidated financial statements. The assets and liabilities of the acquired bank have been recorded at their fair values as of November 30, 1994.

         Included in the accompanying consolidated financial statements are the following amounts for the acquired bank as of March 31, 1995 and for the three months ended March 31, 1995:


         Balance sheet data:
                 Cash and due from banks                                                         $ 279,327
                 Federal funds sold                                                              5,130,000
                 Interest bearing deposits in financial institutions                                98,355
                 Investment securities                                                           6,099,646
                 Net loans                                                                      22,455,308
                 Premises and equipment, net                                                       800,090
                 Accrued interest receivable                                                       248,418
                 Other assets                                                                      264,345
                                                                                              ------------
                 Total assets                                                                 $ 35,375,489
                                                                                              ============

         Income statement data:
                 Total interest income                                                           $ 600,565
                 Total interest expense                                                            304,688
                 Other income                                                                       81,583
                 Noninterest expense                                                               248,733
                                                                                                ----------
                 Net income                                                                     $  128,727
                                                                                                ==========

                          SURETY CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



2.       Acquisitions continued:

         The consolidated results of operations include the operations of the acquired Bank subsequent to December 1, 1994. The unaudited information for the three months ended March 31, 1995 and the unaudited pro forma information for the three months ended March 31, 1994, presented below, reflects the acquisition of the Bank, as if it had been acquired as of January 1, 1994. Pro forma adjustments consisting of provision for income taxes and interest expense have been made to properly reflect the unaudited pro forma information. Interest expense on short-term debt of $1,750,000 is included as if it had been secured on January 1, 1994.

                                                                                     1995             1994
                                                                               ----------       ----------
                 Interest income                                               $2,210,333       $1,836,214
                 Net income                                                       210,364          164,846
                 Net income per share of common stock                               $0.07            $0.07



         Income Taxes

         During 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 whereby the method of accounting for income taxes utilizes an asset and liability approach for financial statement purposes. Under SFAS No. 109, the types of differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to significant portions of deferred income tax liabilities or assets are: net operating loss carryforwards, allowances for possible loan losses and property and equipment. The change in accounting did not have an effect on the Company's consolidated financial position or results of operations. Surety Capital Corp. and its subsidiary will file a consolidated tax return for 1994.

                          SURETY CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3.       Investment Securities:

         At March 31, 1995, the amortized cost and estimated market values of investment securities are as follows:

                                                                    Gross           Gross      Estimated
                                                  Amortized      Unrealized      Unrealized      Market
                                                    Cost            Gains          Losses        Value
                                                 ----------      ----------      ----------    ---------
         HELD-TO-MATURITY:
            U.S. Treasury                        $1,112,430                        $  7,193    $ 1,105,237
            Obligations of other U.S.
              Government agencies and
              corporations                         2,471,168                         88,101      2,383,067
            State and county municipals            4,747,362     $  139,032           3,632      4,882,762
                                                  ----------     ----------        --------    -----------
                                                   8,330,960        139,032          98,926      8,371,066
                                                  ----------     ----------        --------    -----------
         AVAILABLE FOR SALE:
            U.S. Treasury                          1,771,359          5,201                      1,776,560
            Obligations of other U.S.
              Government agencies and
              corporations                         3,959,014         63,296                      4,022,310
            Federal Reserve Bank Stock               280,850                                       280,850
            Other investment securities               19,925                                        19,925
                                                  ----------     ----------        --------    -----------

                                                 $14,362,108     $  207,529        $ 98,926    $14,470,711
                                                 ===========     ==========        ========    ===========


The amortized cost and estimated market value of investment securities at March 31, 1995, by contractural maturity, are shown below. Expected maturities will differ from contractural maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment pennalties.

                                                                                               Estimated
                                                                           Amortized             Market
                                                                             Cost                Value
                                                                          -----------         -----------
         HELD-TO-MATURITY:
            Due within one year                                            $2,024,686          $2,017,182
            Due after one year through five years                           2,605,406           2,628,288
            Due after five years through ten years                          2,083,683           2,164,181
            Mortgage-backed securities                                      1,617,131           1,561,415
                                                                           ----------          ----------
               Total                                                       $8,330,960          $8,371,066
                                                                           ==========          ==========

         AVAILABLE-FOR-SALE:
            Due within one year                                            $1,589,212          $1,590,045
            Due after one year through five years                           2,909,896           2,939,149
            Due after five years through ten years                          1,153,245           1,190,897
            Mortgage-backed securities                                         78,020              78,779
            Other securities                                                  300,775             300,775
                                                                          -----------         ------------
                                                                            6,031,148           6,099,645

            Total                                                         $14,362,108         $14,470,711
                                                                          ===========         ===========

                          SURETY CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



3.       Investment Securities continued:

         Proceeds from sales of Available-for-Sale investment securities during the three months ended March 31, 1995 were $4,736,638 with gross recognized gains of $100 and no losses.

         Proceeds from sales of investment securities during the twelve months ended December 31, 1994 were $500,000 with no recognized gains or losses.

         At March 31, 1995 and 1994 the carrying values of Federal Reserve Bank stock were $280,850 and $108,700 respectively. The Federal Reserve Bank stock s market value was estimated to be the same as its carrying value at both.

         Prior to December 8, 1994, all investment securities were classified as held-to-maturity. Of the securities added to the investment portfolio on December 8, 1994 through the acquisition of the First National Bank of Whitesboro, $4,744,575 was added to the held-to-maturity classification and $9,831,115 was classified as available-for-sale. The net unrealized loss on available-for-sale investment securities on December 31, 1994 was $4,031.


4.       Net Loans:

         At March 31, 1995 and December 31, 1994, the loan portfolio was composed of the following:


                                                                           March 31,          December 31,
                                                                             1995                 1994
                                                                          -----------         -----------
               Premium financing                                          $24,438,592         $20,931,642
               Commercial loans                                            15,857,674          13,205,698
               Installment loans                                            9,446,658          12,029,243
               Real estate loans                                           16,041,646          17,297,636
               Medical claims receivable                                    4,141,435           2,705,974
                                                                          -----------         -----------

                      Total gross loans                                    69,926,005          66,170,193

               Unearned interest                                           (1,746,834)         (1,506,843)
               Allowance for loan losses                                     (719,216)           (697,948)
                                                                          -----------         -----------

                      Net loans                                           $67,459,955         $63,965,402
                                                                          ===========         ===========

                          SURETY CAPITAL CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued



4.       Net Loans, continued:

         Activity in the allowance for loan losses is as follows:


                                                                    Three Months    Three Months
                                                                        Ended           Ended
                                                                      March 31,       March 31,
                                                                        1995            1994
                                                                    ------------    ------------
         Beginning balance                                             $697,948        $401,227
         Provision for loan losses                                       45,000          28,552
         Bank acquisition
         Loans charged off, net of
            recoveries                                                  (23,732)            535
                                                                       --------        --------
         Ending balance                                                $719,216        $430,314
                                                                       ========        ========


         Loans on which the accrual of interest has been discontinued amounted to approximately $75,000 and $83,000 at March 31, 1995 and December 31, 1994, respectively.


5.       Concentration of Credit Risk:

         The subsidiary bank has a significant concentration of credit in its insurance premium finance portfolio. Insurance premium finance comprises approximately $23,854,000 or 35% and $20,496,000 or 32% of consolidated total loans net of unearned interest as of March 31, 1995 and December 31, 1994, respectively. As of March 31, 1995, no group of borrowers writing insurance through any one insurance company represents 10% or more of the Bank's premium finance loans.


6.       Shareholders' Equity:

         On April 22, 1993, the Company's Board of Directors approved a one-for-ten reverse split of the Company's common stock. The reverse split was approved by the shareholders of the Company on May 27, 1993. This action became effective on June 14, 1993 for shareholders of record as of June 11, 1993. A total of $178,331 was reclassified from par value of common stock to additional paid-in capital in connection with the reverse stock split. The par value of common stock remains unchanged. All per share amounts have been adjusted to reflect the reverse stock split on a retroactive basis.


         During the twelve months ended December 31, 1994, 767,342 shares of the Company's common stock were sold in private placements for total consideration, net of expenses, of $2,314,772. During the year ended December 31, 1993, 292,040 shares of the Company's common stock were sold in private placements for total consideration, net of expenses, of $851,903.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS:

GENERAL

The Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company changed the name of its subsidiary bank to Surety Bank, National Association (the "Bank"), effective January 1, 1994. The name change was made in order to establish name recognition for the Bank and to avoid confusion with other similarly named banks.

The results of the Company's operations for the first quarter of 1995 and 1994 are depicted below:



                                                          Three Months Ended      Three Months Ended
                                                               March 31,               March 31,
                                                                 1995                    1994
                                                          ------------------      ------------------
INSURANCE PREMIUM FINANCING:
  Average balance outstanding                                 $ 22,168,189           $ 16,549,393
  Average yield                                                      11.7%                  11.5%
  Interest income                                             $    648,178           $    477,610

CONSUMER, COMMERCIAL AND REAL ESTATE FINANCING:
  Average balance outstanding                                 $ 43,522,673           $ 17,177,364
  Average yield                                                      10.7%                  12.2%
  Interest income                                             $  1,158,937           $    524,026

COST OF FUNDS:
  Average balance outstanding (1)                             $ 93,110,851           $ 44,440,789
  Average interest rate                                               3.4%                   2.5%
  Interest expense                                            $    781,131           $    272,980

AVERAGE MONTHLY AMOUNTS:
  Total interest income                                       $    736,778           $    381,438
  Total interest expense                                      $    260,377           $     90,993
  Provision for loan losses                                   $     15,000           $      9,517
  Noninterest income                                          $    122,764           $     83,472
  Noninterest expense                                         $    480,420           $    326,944


(1) Includes $1,750,000 of short term borrowings and $50,055 interest expense on short term borrowings.

Note: Average balances are computed using daily balances throughout each period.

                             AVERAGE BALANCE SHEET


                                                                    Three Months Ended March 31, 1995
                                                            ----------------------------------------------
                                                              Average                              Average
                                                              Balance            Interest           Rate
                                                            ------------        ----------         -------
ASSETS:

  Interest earnings assets:
     U.S. Treasury and agency securities and
      due from time                                          $16,545,617        $  249,860(1)         6.0%
     Federal funds sold                                        9,771,463           153,358            6.3%
     Loans(2)                                                 65,690,862         1,807,115(3)        11.0%
     Allowance for loan losses                                  (698,938)             N/A             N/A
                                                            ------------        ----------           ----

      Total interest earning assets                           91,309,004         2,210,333            9.7%
                                                            ------------        ----------           ----

  Cash and due from banks                                      4,104,074
  Premises and equipment                                       2,366,786
  Accrued interest receivable                                    614,098
  Other assets                                                 2,914,191
                                                            ------------

      Total assets                                          $101,308,153
                                                            ============


LIABILITIES AND SHAREHOLDERS' EQUITY:

  Interest bearing liabilities:
     Interest bearing demand deposits                        $24,408,341        $  157,747            2.6%
     Savings deposits                                          4,239,928            32,084            3.0%
     Time deposits                                            50,515,292           541,245            4.3%
     Notes payable                                             1,750,000            50,055           11.4%
                                                            ------------        ----------           ----

      Total interest bearing liabilities                      80,913,561           781,131            3.9%
                                                            ------------        ----------           ----

         Net interest income                                                     1,429,202
                                                                                ----------

Net interest spread                                                                                   5.8%
                                                                                                     ----

Net interest income to average earning assets                                                         6.3%
                                                                                                     ----
Noninterest bearing deposits                                  12,197,290
Other liabilities                                                 37,721
                                                            ------------

      Total liabilities                                       93,148,572

Shareholders' equity                                           8,159,581
                                                            ------------

         Total liabilities and shareholders' equity         $101,308,153
                                                            ============


(1) Interest income on the tax exempt securities does not reflect the tax equivalent yield.
(2) Loans on nonaccrual status have been included in the computation of average balances.
(3) The interest income on loans does not include loan fees. Loan fees are included in noninterest income.

Three Months Ended March 31, 1995 Versus Three Months Ended March 31, 1994.

The Company earned $210,364 and $112,832 during the three months ended March 31, 1995 and 1994, respectively. Total interest income increased 93% to $2,210,333 from $1,144,315, while total interest expense increased 186% to $781,131 from $272,980, resulting in a 64% increase in net interest income before provision for loan losses to $1,429,202 from $871,335. The Company's loan growth between these two periods was concentrated within the real estate lending, commercial loans and the medical claims receivable financing. Real estate lending increased by 797% to $16,041,646 from $1,788,802, commerical lending increased by 198% to $15,857,674 from $5,327,177, and medical claims receivable financing increased by 103% to $4,141,435 from $2,043,890. This growth is attributed to the merger of the acquired banks, as discussed in note 2 above, and management s marketing efforts. The average volume of consumer, commercial, and real estate lending increased 153%, with a decrease in average yields on those loans from 12% to 11%. The 34% increase in the average volume of insurance premium loans was accompanied by no change in the average yield on those loans of 12%. The average balance of interest bearing deposits increased 117%, while the average rate paid increased from 2.5% to 3.4%. The increase in average rate paid for interest bearing liabilities moved higher as a result of increased interest rates within the marketplace and the interest expense associated with the short term note. On March 31, 1995, the Bank sold its secured credit card program to Bank IV, Oklahoma City, Oklahoma, for a gain of approximately $30,000.

The Company recorded a $45,000 provision for loan losses during the three months ended March 31, 1995 compared to $28,552 provision for loan losses during the three months ended March 31, 1994. As the Company's ratio of net charge- offs to average loans remained unchanged at 0% for these periods, the Company provided amounts, through charges to earnings, to maintain the allowance for loan losses at an adequate level. Management feels that all known losses in the portfolio have been recognized.

The Company's noninterest income increased 47% to $368,292 from $250,417 for the three months ended March 31, 1995 and 1994, respectively. This increase compares to a corresponding increase in average noninterest bearing deposits of 69% to $12,197,290 from $7,226,728 for these same periods. Noninterest income is generated primarily from fees associated with noninterest and interest bearing accounts.

Noninterest expense increased 47%, primarily the result of a 43% increase in salaries and employee benefits and a 49% increase in general and administrative expenses. The increase in salaries and benefits was due primarily to additional staffing required by the merger of the acquired banks and the Bank's loan and deposit growth. Increases in general and administrative expenses relate primarily to legal and professional fees and FDIC assessments.


Parent Company Only Results of Operations.

The Company did not own the Bank prior to December 30, 1989. Since that time, the Company has served as a parent company to the Bank and has wound down the Company's own separate business activities. For the three months ended March 31, 1995, the Company had only nominal income, other than equity in net income of the subsidiary bank of approximately $2,800, and approximately $61,800 in noninterest expenses. The noninterest expenses, which increased 17% from the same period in the prior year, consisted primarily of legal and professional fees incurred in the operation of the Company and in the maintenance of the Company's public company status under applicable securities laws and regulations.

ALLOWANCE FOR LOAN LOSSES

The Company recorded a $45,000 provision for loan losses during the three months ended March 31, 1995 compared to a $28,552 provision during the three months ended March 31, 1994. The Company's provision for loan losses is based upon quarterly loan portfolio reviews by management. The purpose of the reviews is to assess loan quality, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the market economy. Loan losses different from the allowance provided by the Company are likely, and loan losses in excess or deficient of the allowance for loan losses are possible. Loan losses in excess of the amount of the allowance could and probably would have a material adverse effect on the financial condition of the Company. See above for additional discussion.

The ratio of charge-offs, net of recoveries, to average loans during the three months ended March 31, 1995 was 0.04%. The ratio of the allowance for loan losses to total loans was 1.1% on March 31, 1995. The allowance for loan losses was $719,216 on March 31, 1995.

CURRENT TRENDS AND UNCERTAINTIES

Economic trends and other developments could adversely affect the Company's operations. As the repercussions of area lay-offs, both directly on affected workers and indirectly on area businesses, make themselves fully felt, the Bank could experience increased loan delinquencies and losses, decreased loan demand, decreased deposit growth and other symptoms of a depressed local economy.

The Company may be affected by other uncertainties. Regulatory changes may increase the Company's cost of doing business or otherwise impact it adversely.

LIQUIDITY

The Company's investment securities portfolio, including federal funds sold, and its cash and due from bank deposit balances serve as the primary sources of liquidity. At March 31, 1995, 18% of the Bank's interest bearing liabilities were in the form of time deposits of $100,000 and over. Although unlikely, if a large number of these time deposits matured at approximately the same time and were not renewed, the Bank's liquidity could be adversely affected. Currently, the maturities of the Bank's large time deposits are spread throughout the year, and the Bank monitors those maturities in an effort to minimize any adverse effect on liquidity.

In the longer term, the ability of the Company to meet its cash obligations will depend substantially on its receipt of dividends from the Bank, which are limited by banking statutes and regulations.

CAPITAL RESOURCES

Shareholders' equity at March 31, 1995 was $8,324,092 as compared to $8,065,681 at December 31, 1994. The Company had consolidated earnings of $210,364 for the three months ended March 31, 1995.

Under the regulatory risk-based capital framework, the Bank is expected to meet a minimum risk-based capital ratio to risk-weighted assets ratio of 8%, of which at least one-half, or 4%, must be in the form of Tier 1 (core) capital. The remaining one-half, or 4%, may be either in the form of Tier 1 (core) or Tier 2 (supplementary) capital. The amount of the loan loss allowances that may be included in capital after the transition period is limited to 1.25% of risk- weighted assets. The ratio of Tier 1 (core) and the combined amount of Tier 1 (core) and Tier 2 (supplementary) capital to risk-weighted assets for the Bank was 10.13% and 11.17%, respectively, at December 31, 1994 and 10.38% and 11.41%, respectively, at March 31, 1995. In addition, the Bank is expected to maintain a Tier 1 capital to total assets ratio (Tier 1 leverage ratio) of at least 3%. The Bank is currently, and expects to continue to be, in compliance with these capital requirements.

While the Company believes it has sufficient financing for its working capital needs until the end of its 1995 fiscal year, there can be no assurance that the Company's present capital and financing will be sufficient to finance future operations thereafter. If the Company sells additional shares of common and/or preferred stock to raise funds, the terms and conditions of the issuances and any dilutive effect may have an adverse impact on the existing shareholders.
If additional financing becomes necessary, there can be no assurance that the financing can be obtained on satisfactory terms. In this event, the Company could be required to restrict its operations.

The Federal Reserve has announced a policy sometimes known as the "source of strength doctrine" that requires a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The Federal Reserve has interpreted this requirement to require that a bank holding company, such as the Company, stand ready to use available resources to provide adequate capital funds to their subsidiary banks during periods of financial stress or adversity. The Federal Reserve has stated that it would generally view a failure to assist a troubled or failing subsidiary bank in these circumstances as an unsound or unsafe banking practice, a violation of Regulation Y, or both, justifying a cease and desist order or other endorsement action, particularly if appropriate resources are available to the bank holding company on a reasonable basis. The requirement that a bank holding company, such as the Company, make its assets and resources available to a failing subsidiary bank could have an adverse effect upon the Company and its shareholders.

On December 9, 1994, the Company secured a short term note in the amount of $1,750,000 with a local financial institution to finance the acquisition of the bank in Whitesboro, Texas. This note matured on March 7, 1995 and has been extended to June 7, 1995.

The Company intends to raise additional funds through private placements of its equity securities. The Company is subject to the uncertainties of the private placement market for small companies. Failure of the Company to obtain required equity through private placements or other sources could have an adverse effect on the Company.

EFFECTS OF INFLATION

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature and, therefore, the Company's operations are not affected by inflation in a material way. Other factors, such as interest rates and liquidity, exert greater influence on a bank's performance than does inflation. The effects of inflation, however, can magnify the growth of assets in the banking industry. If significant, this would require that equity capital increase at a faster rate than would otherwise be necessary.

                          PART II - OTHER INFORMATION



Item 1.    Legal Proceedings.

    Not applicable.


Item 2.    Changes in Securities.

    Not applicable.


Item 3.    Defaults Upon Senior Securities.

    Not applicable.


Item 4.    Submission of Matters to a Vote of Security Holders.

    Not applicable.


Item 5.    Other Information.

    Not applicable.


Item 6.    Exhibits and Reports on Form 8-K.

    (a)    Exhibits

           3.01  Certificate of Incorporation of the Company.   (1)  (3.01)

           3.02 Amendment to the Certificate of Incorporation, dated April 8, 1987. (2) (3.02)

           3.03 Certificate of Amendment to the Company s Certificate of Incorporation, as filed with the Delaware Secretary of State on April 4, 1988. (3) (3.04)

           3.04 Amendment to the Certificate of Incorporation, dated June 14, 1993. (4)

           3.05  Restated Bylaws of the Company.  (5)

           10.01 Renewal of Promissory Note in the original principal amount of $1,750,000, with Surety Capital Corporation as borrower, and Overton Bank and Trust, N.A. as lender, dated March 9, 1995.
                 (5)  (10.08)

           10.02 Surety Capital Corporation 1995 Incentive Stock Option Plan.
                 (5)  (10.12)

______________________________

    (1) Filed with Registration Statement No. 33-1983 on Form S-1 and incorporated by reference herein.

    (2) Filed with the Company s Form 10-K dated October 31, 1987 and incorporated by reference herein.

    (3) Filed with the Company s Form 10-Q for the quarter ended April 30, 1988 and incorporated by reference herein.

    (4) Filed with the Company s Form 10-K dated December 31, 1993 and incorporated by reference herein.

    (5) Filed with the Company s Form 10-K dated December 31, 1994 and incorporated by reference herein.

(b) Reports on Form 8-K

    On January 17, 1995 the Company filed a Current Report on Form 8-K to report that on December 29, 1994 the registrant filed an application with the American Stock Exchange, Inc. (the"Exchange") regarding the listing of the Registrant s common stock, $0.01 par value per share, on the Exchange s primary list. The listing was approved by the Exchange effective as of the open of trading on January 11, 1995, under the trading symbol "SRY."

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:   April 27, 1995                  Surety Capital Corporation


                                     By: /s/ G.M. Heinzelmann, III
                                         G. M. Heinzelmann, III
                                         President




                                     By: /s/ Bobby W. Hackler
                                         Bobby W. Hackler
                                         Vice President, Chief Financial Officer
                                         Chief Accounting Officer